Compliance Systems Corporation
90 Pratt Oval
Glen Cove, New York 11542

VIA EDGAR AND FED EX

Mr. H. Christopher Owings
United States Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 3561
Washington, DC 20549

Re:	Compliance Systems Corporation
Registration Statement on Form SB-2
Filed on May 12, 2006,
File No. 333-134092

Dear Mr. Owings:

This letter has been prepared in response to your request for Compliance Systems Corporation, a Nevada corporation (“Compliance Systems Corporation” or the “Company”), to respond to the comments of the United States Securities and Exchange Commission (the “Commission” or the “SEC”) as memorialized in: (a) your June 9, 2006 letter (the “SEC Comment Letter”) concerning: (i) the Company’s Form SB-2 filed on May 12, 2006.

The Company’s responses to the Comment Letter appear below in boldface capitalization after a recitation of the relevant comment.

Calculation of Registration Fee

COMMENT 1.
In footnote 2 to the table, you indicate that as part of the offering, you are registering 2,720,786 shares of common stock underlying warrants that were purchased in 2003. On the prospectus cover page, however, you indicate in the third bullet point that these warrants were issued in 2003 and 2004. Further, on page 15, you indicate that these warrants were issued in 2003, 2004 and 2005. Please revise for consistency or advise. Also, in footnote 5 to the selling stockholders table on page 14, you indicate that the warrant holders selling in the offering, other than Mr. Garfinkel, received their warrants when they purchased promissory notes between June and September 2003. On page 15, however, you disclose that these same warrant holders received their warrants when they purchased promissory notes between June 2003 and March 2004. Please revise for consistency as well or advise.

RESPONSE:
The 2,720,786 warrants arose from two distinct types of transactions as follows: 1,901,272 were issued as part of units in a $1,500,000 private placement sold by the Company, beginning in the latter part of 2003 and continuing in 2004. The amount of warrants being registered are those remaining after a portion was exercised in 2005.

819,514 warrants were issued to Alison Garfinkel, then a significant stockholder, in 2005 as partial consideration for the purchase by the Company of treasury stock. Subsequently, in 2005, these warrants were assigned to Dean Garfinkel as part of a legal separation agreement.

We have revised the disclosure as requested throughout the amended Registration Statement to indicate the above events pursuant to which we issued warrants to certain Selling Stockholders, on whose behalf we are registering 2,720,786 shares of common stock underlying such warrants.

Front Cover Page of Prospectus, page 3

COMMENT 2.
Please limit the prospectus cover page to information required by Item 501 of Regulation S-B. In this regard, we note that two of your paragraphs are inappropriately lengthy for the cover page and should be revised accordingly. Further, please remove your cross-reference to the “Selling Stockholders” section.

RESPONSE:	We have revised the disclosure as requested.

COMMENT 3.
Please state that there has been no public market for your common stock before this offering, and that your shares currently are not traded on any exchange or market. See Item 501(a)(4) of Regulation S-B. Additionally, we note your statement that you have applied for approval by the National Association of Securities Dealers to have your shares of common stock quoted on the Pink Sheets. Please revise to indicate, here and throughout your document, as appropriate, that even if you are quoted on the Pink Sheets, there is no assurance that an active trading market will develop.

RESPONSE:	We have revised the disclosure as requested.

COMMENT 4.
We note that there is currently no market for your common shares. Given this fact, please revise your cover page and plan of distribution to provide that selling security holders will sell the common stock at a fixed price, which is quantified in your prospectus, until your securities are quoted on the OTC Bulletin Board, or other specified market, and thereafter at prevailing market prices or privately negotiated prices. In this regard, the Pink Sheets would not qualify as an adequate market. See Item 16 of Schedule A to the Securities Act of 1933.

RESPONSE:	We have revised the disclosure as requested.

COMMENT 5.	Please remove from the cover page and elsewhere in the forepart of your document all defined terms. For example, we note your use of “CSC,” “Montgomery,” “GSA,” etc.

RESPONSE:	We have revised the disclosure as requested.

COMMENT 6.
You state that the trading symbol of GSA Publications, Inc, was “GSAP.PK.” Please remove this sentence since GSA Publications is no longer quoted on the Pink Sheets. We also note similar disclosure on page 3 of the summary.

RESPONSE:	We have revised the disclosure as requested.

Summary of Business, page 1

COMMENT 7.
Please breakdown your disclosure in this section into several paragraphs, as appropriate. In this regard, to the extent possible, please use subheadings. Also, for further clarity, please briefly describe what you mean by a do-not-call list.

RESPONSE:	We have revised the disclosure as requested.

Going Concern. page 1

COMMENT 8.
In this subsection’s first paragraph, you state that your auditors provided an explanatory paragraph to their audit opinions for the fiscal years ended December 31, 2004 and December 31, 2005 “[w]ith regard to the Company’s ability to continue as a going concern.” Please clarify that this explanatory paragraph indicates that your auditors have substantial doubt about your ability to continue as a going concern.

RESPONSE:	We have revised the disclosure in the last sentence of the first paragraph under Going Concern on page 1 as follows:

The Company’s independent auditors added an explanatory paragraph to their audit opinions issued on our financial statements for the years ended December 31, 2004 and 2005 indicating various factors that raise substantial doubt about the Company’s ability to continue as a going concern.

Risk Factors, page 6

COMMENT 9.
Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. A discussion of risk in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your risk factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors and headings. See Item 503(c) of Regulation S-l3. As examples only, please consider the following risk factors:

•	“We May Be Unable To Adequately Protect Our Intellectual Property Rights.” Page 6.
•	“Although We Have Established Prices For Our Products, If We Fail To....” Page 7.
•	“If We Are Unable To Meet The Rapid Changes In Technology, Our Existing Service Could Become Obsolete.” Page 8

RESPONSE:	We have revised the disclosure as requested.

COMMENT 10.
Some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the first risk factor on page 6 and the second full risk factor on page 8. Further, you should separate risk factors that convey more than one risk, such as the third risk factor on page 5 and the first risk factor on page 9.

RESPONSE:	We have revised the disclosure as requested.

COMMENT 11.	Please do not mitigate your risks by qualifying them with any steps you are taking, or have taken, to lessen those risks. For example, we refer you to the last risk factor on page 6.

RESPONSE:	We have revised the disclosure as requested.

We Will Need To Raise Additional Capital To Finance Operations.... page 5

COMMENT 12.
In this risk factor’s second-to-last sentence, you state that you will need to raise additional capital to fund your “anticipated future expansion.” Earlier in the risk factor, however, you state that your “inability to obtain adequate financing may result in the need to curtail business operations.” Accordingly, please remove or revise the second-to-last sentence to make clear that you will need additional capital to continue operations and any future expansion is uncertain.

RESPONSE:	We have revised the disclosure as requested.

Our Revenue To Date Has Been Derived From A Relatively Small Number…, Page 6

COMMENT 13.	Please expand the risk factor to discuss any material risk resulting from Vartec Communication’s filing for bankruptcy protection.

RESPONSE:	We have deleted this Risk Factor as we believe it no longer applies for the following reason:

The effect of Vartec Communications Inc. (“Vartec”)’s bankruptcy has been largely mitigated. On May 19, 2006 the bankruptcy court approved the assumption and assignment of our contract with Vartec to Comtel Telcom Assets LP (“Comtel”) upon final closing of the asset sale to Comtel. The bankruptcy court accepted the sale of Vartec’s assets to Comtel on June 7, 2006. Comtel succeeded as our distributor of Teleblock®.

We Cannot Be Sure That We Will Compete Successfully With Our Present…, page 7

COMMENT 14.
We note that your list of indirect competitors include list brokers, scrubbing companies, computer telephony providers, systems integrators, etc. Please define these terms so that investors not familiar with your industry will easily understand your disclosure.

RESPONSE:	We have defined these terms as requested.

Existing; Stockholder Will Experience Significant Dilution From..., page 9

COMMENT 15.
You state that as the share price of your common stock declines, Montgomery Equity Partners, Ltd, will be entitled to receive an increasing number of shares under the convertible debentures. Please explain this provision further in an appropriate section of your document.

RESPONSE:	We have revised the disclosure as requested.

The Shares Available For Sale Immediately By the Selling Security- Holders page 9

COMMENT 16.	Please combine this risk factor with the second risk factor on page 9, as they appear to discuss the same risk.

RESPONSE:	We have combined the risk factors mentioned above as requested.

Selling Stockholders, page 13

COMMENT 17.
According to the table, Montgomery Equity Partners, Ltd. owns 2,576,235 common shares, or 4.90% of the outstanding shares of your common stock before the offering. We also note that you are registering 65 million shares underlying convertible debentures owned by Montgomery Equity Partners, which is convertible at any time. Footnote 3 to the selling stockholders table, however, explains that this 4.90% ownership figure is appropriate because the terms of the debenture agreement do not allow the holder to convert at one time an amount that would cause the holder's ownership percentage to exceed 4.90%. Footnote 3 to your table and the debenture agreement, however, both state that the 4.90% conversion limit may be waived in writing upon 65 days written notice by the debenture holder. Therefore, it appears that the 4.90% limit is not a certain term of the security, and it is controlled entirely by the debenture holder. In this regard, please revise your document or explain to us how the waiver impacts Montgomery Equity Partners’ beneficial ownership of the shares underlying the debentures. We may have additional comments upon review of your response.

RESPONSE:
The amount of shares that Montgomery Equity Partners, Ltd. beneficially owns at one particular point in time is a function of the following factors: (i) the 4.9% ownership limitation imposed on Montgomery Equity Partners, Ltd. in the secured convertible debenture; (ii) the amount of debt and interest thereon converted; at August 8, 2006, the total debt owed to Montgomery is approximately $1,055,000; (iii) the rate at which the debt is converted based on the lower of the fixed conversion price or the stock price at the time of conversion; (iv) sales by Montgomery Equity Partners, Ltd. of registered stock received by them upon conversion of debt. According to Item 403 of Regulation S-B, the number of shares to be disclosed in the beneficial ownership column in the Selling Stockholders Table is calculated based on the amount of outstanding securities at a certain date plus any securities that can be acquired within 60 days of such date, pursuant to options, warrants, conversion privileges or other rights. The 2,576,235 shares disclosed on for Montgomery Equity Partners, Ltd. equate to 4.9% of the outstanding securities of the Company as of the record date (May 8, 2006) set forth in the Registration Statement. Therefore, Montgomery Equity Partners, Ltd. is deemed to beneficially own 2,576,235 shares according to Item 403 of the Regulation S-B. Pursuant to the terms of the March 2006 Debentures held by Montgomery Equity Partners, Ltd., the 4.9% ownership limitation may be waived upon an event of default, at maturity, or in writing upon 65 days written notice. As of May 8, 2006 and as of the date hereof, the Company has not received a written notice from Montgomery Equity Partners, Ltd. waiving that 4.9% limitation, and therefore the amount of shares to be deemed as beneficially owned by Montgomery Equity Partners, Ltd. within sixty days as of May 8, 2006 or the date hereof are to be calculated based on the number of shares directly owned by Montgomery Equity Partners, Ltd. , plus any securities which can be converted into shares within sixty days, taken into the 4.9% ownership limitation. The waiver of the 4.9% ownership limitation by Montgomery Equity Partners, Ltd would have the effect of increasing Montgomery Equity Partners, Ltd’s beneficial ownership of up to 65,000,000 shares, taking into account factors (ii), (iii) and (iv) above.

COMMENT 18.
We note that you disclose on page 14 that Mark Angelo makes the investment decisions on behalf of Yorkville Advisors, LLC, which makes the investment decisions over Montgomery Equity Partners, Ltd. Also, please disclose this information in a footnote to your selling stockholders table.

RESPONSE:	We have revised the disclosure as requested.

COMMENT 19.
We note that Dean Garfinkel is your Principal Executive Officer, Secretary, President, and Chairman of the Board. Also, we note that Dean Garfinkel is a selling shareholder. Item 507 of Regulation S-B requires you to state any position, office, or other material relationship that a selling shareholder has had with you, any of your predecessors, or any of your affiliates within the past three years. Therefore, please disclose Dean Garfinkel's position, office, or other material relationship in a footnote to your table. Similarly, please disclose whether any other selling shareholder listed in your table has had any position, office, or other material relationship with you, any of your predecessors, or any of your affiliates within the past three years.

RESPONSE:	We have revised the disclosure as requested.

COMMENT 20.
Please revise footnotes 7 through 12 so that they correspond to the correct individual or entity in the table. In this regard, we, note that the table references only up to footnote 11, however, you include up to footnote 12 following the table.

RESPONSE:	We have revised the disclosure as requested.

COMMENT 21.
Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

RESPONSE:	To our knowledge, none of the selling shareholders is a registered broker-dealers or an affiliate of broker-dealers.

COMMENT 22.	Also, for each selling shareholder that is an affiliate of a broker-dealer, please disclose, if true, whether:

•	the seller purchased the securities to be resold in the ordinary course of business; and
•	at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

Alternatively, please disclose that the shareholder is an underwriter. We may have additional comments upon review of your response.

RESPONSE:	This comment is not applicable given that, to our knowledge, none of the selling shareholders is a registered broker-dealers or an affiliate of broker-dealers.

The November 2005 and March 2006 Debentures. page 14

COMMENT 23.	Please disclose why you paid Leonard Neuhaus two finder’s fees of $30,000 and $20,000. Also, please disclose the reason you paid Knightbridge Capital a $25,000 fee in connection with your merger.

RESPONSE:
In connection with the secured convertible debentures, we paid a $30,000 finder’s fee to Leonard Neuhaus, an unrelated third party. In August 2004, we retained Mr. Neuhaus to provide consulting services, including assisting us in developing a strategic plan with respect to raising capital, identifying and contacting prospective financial sources, evaluating and negotiating financial proposals, and assisting in connection with other corporate transactions including mergers, acquisitions and strategic relationships. We agreed to compensate him at a rate of 5% of the cash raised up to $1,000,000. Mr. Neuhaus has facilitated us entering into the transaction with Montgomery Equity Partners, Ltd. Accordingly, Mr. Neuhaus received $30,000 of the $600,000 debentures sold in November 2005 and an additional $20,000 of $400,000 debentures sold in 2006.

We paid $25,000 to Knightbridge Capital Corp. as a consulting fee for their services in connection with facilitating the acquisition of GSA Publications, Inc.

We have revised the disclosure in the Registration Statement as requested.

COMMENT 24.
In this section and on the front cover page of the prospectus, you state that you are not registering the 20 million shares in escrow because you view these shares as “technically not outstanding, but contingently issuable in the event of a default.” Please tell us the basis for your position that these shares are not currently outstanding.

RESPONSE
Although these shares were issued, they were issued in the name of the Company. In that regard, they are akin to Treasury Stock, which is never considered outstanding. They differ from Treasury Stock in that no consideration was paid upon their original issuance. Under the loan agreement with Montgomery Equity Partners, Ltd, they are held in escrow and, in the event of a default by the Company on the note, may then be endorsed, by virtue of an executed stock power, to Montgomery Equity Partners, Ltd. According they are not outstanding, but are contingently issuable. The situation is similar to Montgomery holding in escrow an otherwise executed letter to the transfer agent instructing the agent to issue the shares to Montgomery. The fact that they were issued in the Company’s name and delivered into escrow was merely a means of facilitating their possible actual issuance to Montgomery Equity Partners, Ltd. in the event of a subsequent default. On the Prospectus summary page and in the cited paragraph on page 15, the word “technically” in the last sentence of the paragraph has been deleted, as we do not view the shares as outstanding, either technically or otherwise.

COMMENT 25.
Also, at the bottom of your first paragraph on page 15, it appears that you are stating you have made two separate pledges into escrow of 20 million shares each, in favor of Montgomery Equity Partners, Ltd., totaling 40 million shares. Please clarify whether you have pledged 40 million shares or 20 million shares in escrow.

RESPONSE:	We have clarified the disclosure to indicate that we have pledged in escrow a total of 20 million shares in favor of Montgomery Equity Partners, Ltd.

Shares Being Registered On Behalf Of Other Selling Stockholders page 15

COMMENT 26.	For the benefit of the reader, please define a “Texas 504 offering.”

RESPONSE:	We used the term “Texas 504 offering” to refer to a private placement conducted in the State of Texas in the spring of 2005. We have deleted the term in the Registration Statement.

Use of Proceeds. Page 16

COMMENT 27.
We note that you have set forth in the table your intended use of proceeds that you “may receive” under the March 2006 Debentures. The last sentence on page 16, however, appears to indicate that you have already received the net proceeds from the debentures. Please revise for consistency or advise.

RESPONSE:
Out of the total principal amount of $1,000,000 of secured convertible debentures, we received gross proceeds of $600,000 in December 2005 and gross proceeds of $400,000 in March 2006. The total net proceeds we received under the secured convertible debentures are $400,000. This figure takes into account estimated expenses in the amount of $600,000. We have revised the disclosure in the Registration Statement to clarify the net proceeds received from Montgomery Equity Partners, Ltd.

Plan of Distribution, pane 17

COMMENT 28.
In the fourth paragraph, you state that you have agreed to indemnify Montgomery Equity Partners, Ltd. and its controlling persons against certain liabilities. Please describe the indemnification provisions.

RESPONSE:
Pursuant to Section 6 of the Investor Registration Rights Agreement, we have agreed to indemnify Montgomery Equity Partner, Ltd., and its controlling persons against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys’ fees, amounts paid in settlement or expenses, joint or several (collectively, “Claims”) incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, insofar as these arise out of or are based upon: (i) any untrue statement, alleged untrue statement of a material fact, or omission of a material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, contained in a Registration Statement or any post-effective amendment thereto made under federal and state laws, (ii) any untrue statement, alleged untrue statement of a material fact, or omission of a material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading contained in any final prospectus, as amended or supplemented or (iii) any violation or alleged violation by the Company of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other federal or state securities laws.

However, we are not obligated to indemnify Montgomery Equity Partner, Ltd, and its controlling persons if (i) the Claim arises out of a violation which occurs in reliance upon and in conformity with information furnished in writing to us by the person seeking indemnification expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto; (ii) the Claim is based on a failure of Montgomery Equity Partner, Ltd, and its controlling to deliver or to cause to be delivered the prospectus made available by us, if such prospectus was timely made available by us and (iii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without our prior written consent, which consent shall not be unreasonably withheld.

Management's Discussion and Analysis of Financial Condition and Results page 18

COMMENT 29.
Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	economic or industry-wide factors relevant to your company, and
•	material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-B and SEC Release No. 33-8350.

RESPONSE:	We have revised the disclosure in the Management's Discussion & Analysis section as requested.

COMMENT 30.	Please disclose any off-balance sheet arrangements as required by Item 303(c) of Regulation S-B.

RESPONSE:
We have two off-balance sheet arrangements which taken in the aggregate are not material. These arrangements include an operating lease for an automobile and an operating lease for a photo-copier. We have added disclosure in the Management's Discussion & Analysis that there are no significant off-balance arrangements.

Going Concern, page 18

COMMENT 31.	In your fourth paragraph, please explain why you believe your ability to obtain additional debt or equity financing will be significantly increased upon effectiveness of this registration statement.

RESPONSE:	We believe that financing alternatives are greater for publicly traded companies with liquid securities. This has been incorporated into paragraph four of the Going Concern section.

Revenue Recognition, page 19

COMMENT 32.
We note that any adjustments to revenue resulting from your audits of monthly activity reports are recorded when billed. Please tell us how you determined that you meet the SAB 104 criteria for recognition of such amounts.

RESPONSE:
Adjustments to revenue resulting from audits of monthly activity reports are recorded when earned if material. This step is the culmination of the earnings process with respect to these adjustments. When they are initially discovered, they are double-checked against the activity reports and then communicated to the carriers and the discrepancies are resolved. When the amounts are reconciled and agreed to by the carriers’ payables department, the adjustment is billed and payment is generally received within 45 days of billing. The adjustments result from the underlying contractual agreements and the activity reports are prima facie evidence of service having been provided. The amounts of the adjustments are based on the contractual amounts and there have been no instances of non-collectibility. These adjustments do not represent a high volume of transactions.

COMMENT 33.	Please tell us in detail the nature of your relationship with your database distributors. In this regard, please disclose the following:

•	how the fees paid to your distributors are determined;
•	who has the relationship with the primary customer;
•	who bills the customer; and
•	who has the credit risk if the customer does not pay.

RESPONSE:	We have revised the disclosure as follows:

We earn a fee for each telephone solicitor’s call attempt (whether or not the call is completed) which generates a query to one of two data bases of Do-Not-Call telephone numbers.  Through Call Compliance Inc., our subsidiary, we have entered into contracts with our data base distributors to perform the following functions:

•	Host and manage our TeleBlock® database;
•	Contract with telephone carriers to sell our TeleBlock® service to their end users; and
•	Bill and collect from the telephone carriers on our behalf.

As compensation for these services, we pay the distributors contractually determined amounts on a per query basis. The distributors submit monthly remittances together with the related monthly activity reports. We have a contractual right to audit such reports. Revenue is accrued based upon the remittances and reports submitted. We routinely audit the monthly call counts submitted to us. Any adjustments to revenue resulting from these audits are recorded when earned if significant. Historically, these adjustments have not been significant. In the event that such adjustments do become material in the future, it is possible that, at times, we may have to correct previously reported interim results.

The telephone carriers, in turn, sell the TeleBlock® service to their customers. The carriers bill their customers for TeleBlock® and assume all credit risk with regard to their customers. Our credit risk ends with the telephone carriers.

COMMENT 34.
We note that telephone carriers, predictive dialer companies, and ASPs as you described on page 25, charge the end customers, and you, in turn, charge these companies for all call attempts made by all of their customers. Please provide us with details of your relationship with these companies. Also, please describe in detail how these parties interact with you and your database distributors. Further, please discuss any monies exchange between the parties and why.

RESPONSE:	We have revised the disclosure in the Management's Discussion & Analysis section as requested. Please refer to the response to Comment 33.

COMMENT 35.
We note that fees paid to database distributors are included in cost of revenues as disclosed on page F-8. Please tell us where amounts paid, if any, to telephone carriers, predictive dialer companies, and ASPS are included in your financial statements and why.

RESPONSE:
Our subsidiary, Telephone Blocking Services Corp. (“TBSC”), provides billing and collection services for certain of its primary customers. TBSC remits funds that are billed and collected on behalf of these entities to the distributor and primary customer as appropriate. These amounts appear on our balance sheet as current liabilities until they are paid. The amounts that are charged in excess of the distributor cost for Teleblock® are remitted to the primary customer as collected. These amounts are generally minor and totaled $43,589 and $51,850 at December 31, 2005 and March 31, 2006, respectively.

Management's Plans, page 20

COMMENT 36.	Please revise to provide more detail so that the reader will more clearly understand the specific actions you will take to accomplish each of the bullet points and the costs related to those actions.

RESPONSE:	We have revised the disclosure as requested.

Financing Alternatives, page 20

COMMENT 37.
We note your disclosure that management is “attempting to utilize other debt and equity financing alternatives to sustain operations.” Given the importance of securing financing for your operations, please expand your disclosure to more fully describe the other debt and equity financing alternatives that you are attempting to utilize.

RESPONSE:	We have revised the disclosure to clarify that we are seeking other debt and equity financing alternatives to sustain operations.

Results of Operations for the Year Ended December 31, 2005, page 20

COMMENT 38.
In your first paragraph, please disclose why you believe the decrease in volume experienced during 2005 is expected to continue for the near term. Please also update the status of Vartec’s purchaser’s petition to the bankruptcy court to accept your contract. Further, please discuss the impact on your revenues should the bankruptcy court deny the petition.

RESPONSE:	We have revised the disclosure as requested.

Description of Business, page 23

COMMENT 39.	Please disclose your website address at www.callcompliance.com.

RESPONSE:	We have disclosed our website as requested.

COMMENT 40.
In previous sections of your document, you mention that you have two major distributors, Vartec Solutions, Inc., and another major distributor, which contributed 95% and 93% of your revenues in the years ended December 31, 2004 and 2005, respectively. In this section, please name and briefly describe these distributors, discuss your distribution methods, your dependence on the two distributors, and your options and alternatives should one or both no longer distribute for you. See Item 101(b)(2) of Regulation S-B.

RESPONSE:	We have revised the disclosure as requested.

COMMENT 41.
Throughout your document, but especially in this section, please review your disclosure and ensure that any statements you make based upon management’s belief includes an explanation for the basis of that belief. As examples only, please provide bases for the following statements:

•
In the second paragraph on page 23, you state that you believe the Call Compliance, Inc. is a leader in the development of innovative, technological compliance services and solutions for the telemarketing sector, and you state that Call Compliance, Inc. designs, develops, and deploys products that you believe are effective, reliable, cost efficient, and help alleviate many telemarketing burdens.

•	In the third paragraph of page 23, you state that you believe no telemarketing entity that has deployed TeleBlock has ever been fined for a do-not-call violation.
•	In the second paragraph on page 24 you state that you believe that your Regulatory Guide “[h]as become the industry ‘bible’ for telemarketing related laws and regulations.”

RESPONSE:	We have revised the disclosure as requested.

COMMENT 42.
Please revise this section to define all technical and industry-specific terms the first time they appear. We note, as examples only, words and phrases such as “Tls,” “PRIs,” “Virtual Private Network,” “predictive dialer companies,” “Application Service Providers,” “VOIP communications,” and “CLID messaging.”

RESPONSE:	We have revised the disclosure as requested.

Our Business, gage 23

COMMENT 43.
Please more fully describe your relationship with VeriSign, Inc., American Teleservices Association, American Resort and Development Association and TPG Telemanagement, Inc. Please also, if material, describe the terms of the contracts or agreements that you have entered into with these entities, including any compensation or fee sharing arrangements, and file these contracts or agreements as exhibits to the registration statement.

RESPONSE:
We have revenue sharing agreements with the referenced independent companies. The VeriSign, Inc. agreement (with Illuminet, VeriSign’s subsidiary) is material and was included as an exhibit to the registration statement in Exhibit 10.5. VeriSign receives a contractually determined amount on a per query basis. The other agreements are not material.

COMMENT 44.
We note that you disclosed certain large customers beginning in the third paragraph of this section. Please delete the names of your customers, unless the customer provides 10% or more of your revenues.

RESPONSE:	We have revised the disclosure as requested.

COMMENT 45.
In the second-to-last paragraph on page 24, you state that the TeleBlock service is currently being utilized by “many” Fortune 500 companies. Please disclose the number of Fortune 500 companies utilizing TeleBlock.

RESPONSE:	We have deleted the references to the Fortune 500 companies.

The Industry And Competition, Page 26

COMMENT 46.
Please provide the source for your statement in the fourth paragraph that “[i]t has been reported that even the most sophisticated scrubbing campaigns will consistently have an error rate in the range of 0.5% to 3.0%.” Also, for comparison, please disclose TeleBlock’s error rate.

RESPONSE:	We have revised the disclosure as requested.

Recent Developments and Our Strategy. page 26

COMMENT 47.
We note your disclosure that Citadel entered into a wholesale reseller agreement. Please disclose with whom it entered into this agreement. Further, if material, please disclose the terms of the agreement and file the agreement as an exhibit to the registration statement.

RESPONSE:	We have revised the disclosure as requested.

COMMENT 48.
Please estimate the amount spent during each of the last two fiscal years on research and development activities, and the extent to which the cost of these activities are borne directly by your customers, if applicable. See Item 101(b)(10) of Regulation S-B.

RESPONSE:	We have revised the disclosure to state that we have not spent any money on research and development activities during the last two fiscal years.

Government Regulation, page 27

COMMENT 49.
You state that the Federal Communications Commission and the Federal Trade Commission have issued regulations governing telemarketing. Please discuss briefly the regulations that are most applicable to your business operations.

RESPONSE:	We have revised the disclosure as requested.

Employees, page 27

COMMENT 50.	Of your seven employees, please indicate the number of them that are employed, full-time. See Item 101(b)(12) of Regulation S-B.

RESPONSE:	We have revised the disclosure to state that we currently have six employees, all of whom are employed full-time.

Management page 28

COMMENT 51.	Please indicate that Dean Garfinkel is your principal executive officer in addition to his other positions.

RESPONSE:	We have revised the disclosure as requested.

COMMENT 52.
Please expand your disclosure of the business experience descriptions of Barry Brookstein, Stefan Dungan, and Cecilia Carfora to provide more specificity, particularly for the past five years. See Item 401(x)(4) of Regulation S-B.

RESPONSE:	We have expanded our disclosure as requested.

COMMENT 53.
You state that Alison Garfinkel continues to serve as a consultant under a 22 - month consulting agreement. Please disclose the nature of Ms. Garfinkel’s duties and responsibilities under this agreement. Further, if these duties qualify her as a significant employee as defined by Item 401(b) of Regulation S-B, please provide the information for her that is required by Item 401(a) of Regulation S-B.

RESPONSE:	We have revised the disclosure as requested.

Principal Stockholders, page 34

COMMENT 54.	Please identify the natural person, persons, or public company that has the ultimate voting or investment control over Knightsbridge Capital, Corp.’s shares listed in your table.

RESPONSE:	We have revised the disclosure as requested.

Certain Relationships and Related Transactions, page 35

COMMENT 55.	Please disclose the interest rates for the loans described in the first paragraph. If the loans were no interest loans, please state as such.

RESPONSE:	The interest rates have been disclosed as follows:

Our Chairman, Dean Garfinkel, and the Company’s former President, Alison Garfinkel, each have loaned the Company $125,000, with interest at 12% per annum. Barry Brookstein, our Chief Financial Officer, has loaned the Company $758,887, and Mr. Brookstein’s wholly-owned company, Spirits Management, Inc., has loaned the Company $314,905. Such loans due Mr. Brookstein and Spirits Management, Inc. bear interest at the weighted average rate of 13.1%. In addition, funds totaling $500,000 were borrowed with interest at 12% from Amanuensis, Ltd., an independent third party, with Barry M. Brookstein, acting as an intermediary. Although Mr. Brookstein was previously President of three other companies that the Company indebted to, Tele-Serv, Inc., Telmax Co., Inc., and Phone-Tel New Corp., he has not been a stockholder in any of these companies and is no longer an officer in any of them.

COMMENT 56.
Please identify the individual or entity with which you entered into a demand line of credit, the minor stockholder to whom you are indebted on two unsecured demand loans totaling $150,000, and the officers and stockholders who provided you with the advances, as you describe in the second, third and fourth paragraphs, respectively. Please also describe the terms of the advances described in the fourth paragraph.

RESPONSE:	We have revised the disclosure as requested.

The entity with whom the Company has a demand line of credit as discussed in the second paragraph on page 35 is HSBC Bank. This entity is not a related party, but the transaction is disclosed in this section because a below-market interest rate obtained due to Mr. Brookstein personally pledging collateral. The name of the bank has been disclosed. No other debt is discussed in the second paragraph.

The minor stockholder to whom the Company owed $150,000 at December 31, 2005 is Henry Ponzio. No other debt is discussed in the third paragraph.

Debts to related parties as discussed in the fourth paragraph refers to the debts described in the first paragraph. Accordingly this paragraph has been moved to immediately follow the first paragraph and has been revised for clarity. Repayments on these notes has been deferred until July 2007.

The first four paragraphs on page 35 have been revised to read as follows:

Our Chairman, Dean Garfinkel, and the Company’s former President, Alison Garfinkel, each have loaned the Company $125,000, with interest at 12% per annum. Barry Brookstein, CSC’s Chief Financial Officer, has loaned the Company $758,887, and Mr. Brookstein’s wholly-owned company, Spirits Management, Inc., has loaned the Company $314,905. Such loans due Mr. Brookstein and Spirits Management, Inc. bear interest at the weighted average rate of 13.1%. In addition, funds totaling $500,000 were borrowed with interest at 12% from Amanuensis, Ltd., an independent third party, with Barry M. Brookstein, acting as an intermediary. Although Mr. Brookstein was previously President of three other companies that the Company is indebted to, Tele-Serv, Inc., Telmax Co., Inc., and Phone-Tel New Corp., he has not been a stockholder in any of these companies and is no longer an officer in any of them.

Repayments on $1,625,000 of the above notes and loans due to related parties, all bearing interest at 12%, have been deferred until July 2007 by the lenders. A condition of the Company’s new convertible secured debenture and related agreements was the required deferral of debt service on that amount as well as the remaining balance of approximately $199,000 due to these related parties until 90 days after the accompanying Registration Statement is declared effective, except that current accrued interest may be paid on $500,000 of such debt, borrowed on a pass-thru basis from Amanuensis, Ltd.

In April 2005, we entered into a demand line of credit agreement with HSBC Bank for $350,000 collateralized by liquid assets of Mr. Brookstein. The interest rate was 0.9% for the first six months and prime thereafter with interest due monthly. This interest rate was materially below the market interest rate as well as our incremental borrowing rate for other debt. The interest actually incurred through December 31, 2005 was $1,990. The estimated value in terms of the additional interest expense that otherwise would have been incurred in absence of Mr. Brookstein pledging liquid assets as collateral, $19,450, has been recognized as imputed interest cost with an equivalent offset to additional paid-in capital. Outstanding borrowings under the line were reduced to $100,000 on September 15, 2005.

At December 31, 2005, we were indebted on two unsecured demand loans totaling $137,500 to Mr. Henry Ponzio, a minor stockholder of the Company. The notes bear interest at 14% per annum. We repaid $100,000 in March, 2006, and borrowed an additional $112,500 in April. The interest on the balance of $150,000 is 18%.

Market Price of and Dividends on the Registrant's Common Equity and Other...., page 36

COMMENT 57.	Please provide the information required by Item 201(a)(2) of Regulation S-B.

RESPONSE:	We have provided the information as requested.

Description of Securities, page 38.

COMMENT 58.	Please describe for us the “3,523,911 intra-stockholder warrants” to purchase shares of your common stock.

RESPONSE:
We revised the Registration Statement by adding a new section for ‘Warrants’ under Description of Securities. In the ‘Warrants’ section, we have described the intra-stockholder warrants and corrected the number of such warrants to 3,851,715. The Intra-Stockholder Warrants were the result of certain common shares previously sold to investors in private placements, and which presently provide an option to the two principal officer/ stockholders of the Company to repurchase from such investors, as applicable, up to an aggregate of 2,868,297 and 983,418 shares at prices of $0.20439 and $0.76265, respectively, all exercisable through December 31, 2007, but contingent on the repayment in full of certain notes payable and accrued interest aggregating approximately $944,000 at December 31, 2005.

Consolidated Financial Statements page F-I

COMMENT 59.	Please, update your financial statements and other financial information in accordance with Rule 310(g) of Regulation S-13.

RESPONSE:	The financial statements have been updated in accordance with Regulation SB, Item 310(g).

Consolidated Statement of Operations, Page F-3

COMMENT 60.	We note your presentation of gross margin. Please confirm to us that you complied with SAB Topic 11:13.

RESPONSE:	We include allocable depreciation and amortization in the cost of sales. Accordingly, SAB Topic 11.B does not apply.

H. Equity Method of Accounting to in age F-8

COMMENT 61.	Please tell us and disclose further about your investment in a joint venture in accordance with paragraph 20 of AP13 18.

RESPONSE:
Our investment in the joint venture is accounted for using the equity method since we have the ability to exercise significant influence, but not control. Under this method, our 50% share of net income or loss of the joint venture is reflected in operations and added or subtracted from the investment account. Our initial investment therein was $1,000, which had been absorbed by losses in fiscal 2004 and 2005. No aspect of the joint venture is in any way significant or material to us. Accordingly, we believe the disclosure, as set forth on page F-8 and also shown below, is adequate in the circumstances.

Our 50% investment in the joint venture is accounted for using the equity method of accounting since we have the ability to exercise significant influence, but not control. This investment is included with other assets on the consolidated balance sheet. The loss on this equity method investment has not been significant through December 31, 2005.

Recent Sales of Unregistered Securities, page II-1

COMMENT 62.
Please revise your disclosure so that the information required by Item 701 of Regulation S-B is easily ascertainable. For example, please revise the first two paragraphs so that the principal amount of debentures that were sold in November 2005 and March 2006 is clear. Please also disclose the dates the securities were sold in the transactions described in the second-to-last paragraph on page II-2.

RESPONSE:	We have revised the disclosure as requested.

COMMENT 63.	Please identify the persons or class of persons to whom you sold your securities in all of the private offerings you are required to disclose in this section. See item 701(b) of Regulation S-B.

RESPONSE:	We have revised the disclosure as requested.

COMMENT 64.	It appears that you have not included the transaction involving the warrants to purchase 819,514 shares that were issued to Ms. Garfinkel. Please revise accordingly or advise.

RESPONSE:	We have revised the disclosure as requested.

Exhibits, page II-3

COMMENT 65.	Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-B.

RESPONSE:	We are aware of and in compliance with the requirements of Item 601 of Regulation S-B.

COMMENT 66.
We note that your description of several exhibits in the index, e.g. exhibit 10.38, indicate agreements with Cornell. Yet, you appear to refer to this agreement in your prospectus as a securities purchase agreement that you entered into with Montgomery Equity Partners, Ltd. Accordingly, for clarification, please revise your prospectus in an appropriate section to briefly describe the affiliate relationship between Cornell Capital Partners, LP and Montgomery Equity Partners, Ltd.

RESPONSE:
Exhibits 10.38, 10.39, 10.41, 10.42, 10.43 were incorrectly described in the exhibit list. The exhibits that have been filed are agreements that we have entered into with Montgomery Equity Partners, Ltd., not Cornell Capital Partners, LP. We have corrected the clerical errors to accurately reflect the parties to the agreements.

COMMENT 67.
On page 15, you disclosed that you pledged into escrow in favor of Montgomery, 20,000,000 previously unissued restricted shares of our common stock as additional security for repayment of the March 2006 Debentures. In the Pledge and Escrow Agreement, filed as exhibit 10.49, you indicate that David Gonzalez will serve as the escrow agent. Currently, however, it appears that David Gonzalez, Esq. is a managing partner and general counsel of Cornell Capital Partners. Given the affiliate relationship between Cornell Capital Partners and Montgomery Equity Partners, it is unclear how Mr. Gonzalez can serve as an impartial escrow agent. Please advise.

RESPONSE:
David Gonzalez, Esq. is a managing partner and general counsel of Cornell Capital Partners, LP, and Montgomery Equity Partners, Ltd is an affiliate of Cornell Capital Partners, LP. However, with respect to Mr. Gonzalez’ function as an Escrow Agent, this function is based solely in his capacity as an attorney, and not in his capacity as managing partner and general counsel of Cornell Capital Partners, LP. In his capacity as an attorney, Mr. Gonzales serves as an impartial escrow agent pursuant to the terms of the Pledge and Escrow Agreement.

COMMENT 68.	It appears that you are subject to Rule 430C of Regulation C. Therefore, please include the undertakings required by Item 512(g)(2) of Regulation S-B.

RESPONSE:	We believe that we have listed the correct undertakings required by Item 512(g)(2) of Regulation S-B.

Signatures, page II-11

COMMENT 69.	Please have your principal executive officer, principal financial officer and principal accounting officer or controller sign in these capacities. See Instruction 1 for Signatures of Form SB-2.

RESPONSE:	Our officers have signed the form as requested.

Should you have any questions concerning this Response Letter, please contact me (516) 656-5155.

Very truly yours,

/s/ Dean Garfinkel,
Dean Garfinkel,
President

cc:   Clayton E. Parker, Esq., Kirkpatrick & Lockhart Nicholson Graham, LLP
Alina S. Pastiu, Esq., Kirkpatrick & Lockhart Nicholson Graham, LLP